July 2, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3720

Attention: Rahul Patel

Re:	Innovative Industrial Properties, Inc.
Registration Statement on Form S-3 (File No. 333-225702)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Innovative Industrial Properties, Inc. hereby requests that the above-referenced Registration Statement on Form S-3 (File. No. 333-225702) be declared effective on July 3, 2018 or as soon as practicable thereafter.

Sincerely,

INNOVATIVE INDUSTRIAL PROPERTIES, INC.

By:	/s/ Brian Wolfe
Name:	Brian Wolfe
Title:	Vice President, General Counsel and Secretary